
05005584

NEWALTA


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
213
SECTION

January 19, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated October 15, 2004;
2. Press Release dated November 3, 2004;
3. Press Release dated November 10, 2004;
4. Interim Report for the nine months ended September 30, 2004, including interim financial statements and Management's Discussion and Analysis;
5. Form 52-109FT2 – Certification of Interim Filings – CEO;
6. Form 52-109FT2 – Certification of Interim Filings – CFO;
7. Press Release dated November 15, 2004;
8. Press Release dated December 15, 2004; and
9. Press Release dated January 17, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA INCOME FUND

Louise P. Paffrath

PROCESSED
FEB 0 8 2005
THOMSON
FINANCIAL

Louise P. Paffrath
Executive Assistant to the President

:lpp
Enclosures

1200, 333 - 11th Ave SW
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

IR/SEC/002

NEWALTA


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
213
SECTION

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces October Distribution

CALGARY, Alberta, Canada, October 15, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of October, 2004 payable on November 15, 2004 to all unitholders of record on October 29, 2004. The ex-distribution date is October 27, 2004.

Based on the October 14, 2004 closing price of $21.63 per trust unit, the October distribution represents an annualized cash-on-cash yield of approximately 6.9%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com



NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund To Hold Third Quarter 2004 Conference Call

CALGARY, Alberta, Canada, November 3, 2004 – Newalta Income Fund ("Newalta") today announced that management will hold its quarterly conference call on Thursday, November 11, 2004 at 3:00 p.m. Eastern Time.

The call will be hosted by Al Cadotte, President and Chief Executive Officer, and Ron Sifton, Senior Vice President, Finance and Chief Financial Officer.

To participate in the teleconference, please call 1-800-814-4861 or 416-640-4127. To access the simultaneous webcast, please visit www.newalta.com. Participants will require RealPlayer to listen to the webcast, which can be downloaded prior to accessing the call.

For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on November 18, 2004, by dialing 416-640-1917 or 1-877-289-8525 and entering the pass-code 21099587#.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:

NEWALTA INCOME FUND ANNOUNCES 2004 THIRD QUARTER RESULTS

CALGARY, Alberta, November 10, 2004 – Newalta Income Fund (TSX: NAL.UN) today announced results for the third quarter and nine months ended September 30, 2004. Revenue in the third quarter increased by 10% to $46.0 million compared to $42.0 million in 2003. Revenues and operating results in both divisions were affected by wet weather conditions which led to a general slowdown in activity and restricted the transportation of waste to our processing facilities. Oilfield revenues of $28.7 million were down by 2% compared to the third quarter in 2003. The decline in revenue was partially offset by increases in crude oil sales and on-site services. Industrial recorded improved results in the third quarter as revenues were up 37% to $17.3 million.

Total net margin was $16.6 million compared to $16.4 million in the third quarter last year. The decrease in Oilfield net margin was offset by a 29% increase in Industrial net margin.

EBITDA[2] of $15.6 million for the three months was essentially flat compared to 2003. Cash available for growth and distributions grew by 14% to $13.2 million compared to $11.5 million last year.

Selling, general and administrative costs increased $0.5 million over the second quarter of this year and were up $1.1 million, or 30% over the third quarter of 2003. In the third quarter we completed our initiative to strengthen the organization to provide the resources to manage the continued growth of the Fund. The increased selling, general and administrative costs in the third quarter were predominantly attributable to recruitment costs and salaries as well as costs directly related to these staff additions.

Maintenance capital was $1.6 million in the third quarter compared to $3.0 million in 2003 and for the nine months was $6.0 million compared to $5.7 million in 2003. Total maintenance capital for 2004 is expected to be approximately $8.0 million. Total growth and acquisition capital expenditures in the quarter were $7.3 million compared to $4.1 million for 2003. Total capital expenditures for the year are estimated to be approximately $55.0 million, excluding any additional acquisitions.

"Cash available for growth and distributions in the quarter was $0.48 per unit and the Fund distributed $0.38 per unit, or 78%. We are well positioned to capitalize on improved market conditions in the fourth quarter and in 2005," said Al Cadotte, Newalta Income Fund's President and Chief Executive Officer.

At September 30, 2004, $50.4 million of the $90.0 million credit facility was unutilized.

Regulatory approval was received in the quarter for the Fund's Distribution Reinvestment Plan (the "DRIP"). The DRIP provides eligible Unitholders of Newalta with the opportunity to reinvest their monthly cash distributions to acquire additional Units at a net purchase price equal to 95% of the average market price as defined in the DRIP.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

($000s except per unit data)	Three Months Ended September 30 (unaudited)			Nine Months Ended September 30 (unaudited)		
	2004	2003	%Increase (Decrease)	2004	2003	%Increase (Decrease)
Revenue	45,990	41,981	10	129,328	114,934	13
Operating income excluding reorganization costs[1]	11,446	12,185	(6)	29,802	26,454	13
Operating income	11,446	12,185	(6)	29,802	21,259	40
Net earnings	10,087	9,739	4	27,840	17,619	58
Earnings per unit ($)	0.37	0.43	(14)	1.03	0.79	30
Diluted net earnings per unit ($)	0.36	0.42	(14)	1.01	0.78	29
EBITDA[2] excluding reorganization costs	15,565	15,932	(2)	41,394	37,699	10
EBITDA	15,565	15,932	(2)	41,394	32,504	27
Trailing 12 month EBITDA excluding reorganization costs				54,433	47,739	14
Trailing 12 month EBITDA				54,433	41,948	30
Cash flow[3] excluding reorganization costs	15,056	15,315	(2)	40,542	35,793	13
Cash flow	15,056	15,315	(2)	40,542	30,579	33
- per unit(s)	0.55	0.67	(18)	1.50	1.37	9
Maintenance capital expenditures	1,642	2,983	(45)	5,982	5,728	4
Principal repayments	-	750	(100)	1,500	750	100
Cash available for growth and distributions excluding reorganization costs	13,166	11,533	14	32,779	30,738	7
- per unit - $	0.48	0.50	(4)	1.21	1.38	(12)
Cash available for growth and distributions	13,166	11,533	14	32,779	25,524	28
- per unit - $	0.48	0.50	(4)	1.21	1.14	6
Cash distributions declared [1]	10,217	6,530	56	29,431	14,506	103
- per unit - $	0.38	0.29	31	1.09	0.65	68
Growth and acquisition capital expenditures	7,344	4,086	80	33,006	4,933	569
Weighted average units outstanding[4] (000s)	27,244	22,907	19	27,090	22,330	21
Total units outstanding (000s)	27,245	23,032	18	27,245	23,032	18

[1] On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $0.6 million was incurred in the fourth quarter of 2002 and $5.2 million was incurred in the first six months of 2003.

[2] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of operations and accumulated earnings as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP, and may not be comparable to similar measures presented by other funds or companies.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on operating cash flow before changes in non-cash working capital.

[4] For comparative purposes, the previously reported weighted average shares outstanding prior to March 1, 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

The consolidated financial statements and notes thereto and management's discussion and analysis are attached.

Management will hold a conference call on November 11, 2004 at 3:00 p.m. (ET) to discuss the Fund's performance for the three months ended September 30, 2004. To listen, please dial 1-800-814-4861 or 416-640-4127, or log onto the web cast at www.newalta.com. For those unable to listen to the live event, a rebroadcast will be available until midnight on November 18, 2004, by dialing 416-640-1917 or 1-877-289-8525 and entering the passcode 21099587 #.

Newalta Income Fund is an open ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

File No. 82-34834

NEWALTA INCOME FUND

Management's Discussion and Analysis

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund and Newalta Corporation (collectively "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Newalta Income Fund (the "Fund") and notes thereto, the Management's Discussion and Analysis, and the Renewal Annual Information Form of the Fund for the year ended December 31, 2003 and the interim consolidated financial statements of the Fund and notes thereto for the three months and nine months ended September 30, 2004.

The Fund is the successor organization to Newalta Corporation. Information for the three months and nine months ended September 30, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

Management's discussion and analysis has been prepared taking into consideration information available to November 9, 2004.

OVERALL PERFORMANCE

Newalta generated record quarterly revenues of $46.0 million for the three months ended September 30, 2004. Revenues for the nine months increased 13% to $129.3 million compared to $114.9 million for the same period last year. Although commodity prices were robust, the demand for our services was impacted in the third quarter by unfavorable wet weather which reduced activity levels in both divisions. Despite this, cash flows for the three months ended September 30, 2004, were at approximately the same levels as 2003 and cash available for growth and distributions increased by 14% compared to the same period last year. Cash available for growth and distribution was $13.2 million in the third quarter compared to $11.5 million in the same quarter of 2003 due to reduced maintenance capital spending and the elimination of principal repayments.

Cash distributions declared in the quarter were $10.2 million, representing 78% of cash available for growth and distributions. For the nine months ended September 30, 2004, cash available for growth and distributions was $32.8 million, of which 90% or $29.4 million was declared as cash distributions to unitholders.

Segmented information is discussed in Results of Operations.

RESULTS OF OPERATIONS

Revenue for the three months ended September 30, 2004 increased $4.0 million or 10% over the $42.0 million of revenue in 2003. The Industrial division was the primary source for the increase, providing a $4.7 million or 37% increase over last year. Industrial revenues on a year to date basis have increased by 24%. Quarterly revenue in the Oilfield division was slightly lower than the third quarter last year due to lower waste processing volumes as a result of the wet weather. Oilfield revenues for the nine months ended September 30, 2004 increased by 7%, driven by strategic alliances, price increases, higher commodity prices and the development of on-site services.

The Oilfield division recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 62% of Newalta's total assets and generated 62% of Newalta's total revenue for the quarter and 63% on a year to date basis. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Declines in processing revenues were partially offset by increases in crude oil sales, as a result of high commodity prices, and expansion in on-site services. The volume of oil sold for Newalta's account increased 12% in the quarter, and the average price received for the oil increased 32%. Oilfield recovered 250,000 barrels of crude oil and 85,000 barrels were sold for Newalta's account at an average price of Cdn $47.86 per barrel, resulting in oil sales of $4.1 million. In the same quarter of 2003, oil recoveries totaled 289,000 barrels and 76,000 barrels were sold for Newalta's account, at an average price of Cdn $36.13 per barrel,

resulting in oil sales of $2.7 million. For the nine months, the volume of oil sold increased 26% and the average price increased 10%, resulting in oil sales of $11.1 million compared to $8.1 million in 2003.

Oilfield operating costs as a percentage of revenue for the quarter were unchanged at 46% as compared to 2003. Oilfield net margin for the three months ended September 30, 2004 was 4% lower than the same period last year attributable to the lower waste processing volumes caused by the wet weather. Third quarter net margin as a percentage of revenue was maintained at 48% of revenue.

The Industrial division collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil in western Canada. Recovered materials are processed into resalable products. Industrial accounted for 33% of Newalta's total assets and generated 38% of Newalta's total revenue for the quarter and 37% for the nine months ended September 30, 2004. For the third quarter, approximately $7.7 million or 45% of Industrial revenue came from product sales compared to 55% in 2003. The oil recycling strategy, which was implemented in the second quarter, began to show a modest impact to net margins in the third quarter, with further improvements expected in the fourth quarter and into 2005. The balance of Industrial's revenue for the quarter was derived from collection and transportation fees, which improved 71% to $9.6 million from $5.6 million in 2003. Revenue and net margin increases were experienced in British Columbia due to the further development of on-site services and improvements in the local economy. Performance in Alberta was also improved in the third quarter compared to the same period last year, but was lower than expected mostly due to the effect of the weather on collection volumes and on-site services. Industrial's performance is impacted by the general state of the economy in western Canada, as well as economic conditions related to the oil and gas services industry, mining and lumber related products. The automotive market segment is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue in the third quarter of 2004 improved 37% to $17.3 million from $12.6 million in 2003. Net margin increased by 29% to $3.1 million. Net margin has been impacted, however, by rising fuel costs and related increases to transportation and collection costs. Industrial will continue to focus on productivity improvements, developing product markets, increasing collection activities in the waste water market, centrifugation of industrial sludges and the acquisition of complementary businesses.

Selling, general and administrative costs of $4.6 million were 10% of revenue in the third quarter of 2004 as compared to $3.5 million or 8% of revenue in 2003. For the nine months ended September 30, 2004, selling, general and administrative costs increased 29% to $12.8 million compared to $9.9 million in 2003. In the third quarter we completed our initiative to strengthen the organization to provide the resources to manage the continued growth of the Fund. The increased selling, general and administrative costs in the third quarter and year-to-date were attributable to recruitment costs, salaries and costs related to these staff additions. Management's continued goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less. For the nine months of 2004, selling, general, and administrative costs were 10% of revenue compared to 9% of revenue in 2003.

Depreciation and accretion for the third quarter was 8% of revenue compared to 7% for the same period in 2003, due primarily to the increase in capital expenditures. On a year to date basis, depreciation and accretion was 8% of revenue in both 2003 and 2004.

Interest expense in the quarter was $0.5 million compared to $0.6 million in 2003 as a result of reduced average debt levels. At September 30, 2004, $28.0 million in long term debt was outstanding compared to $39.3 million at September 30, 2003. Debt levels were lowered by the cash flow made available by the strong financial performance of 2003 and the October 2003 equity issue.

Income tax expense for the quarter was $1.4 million as compared to $2.4 million in 2003. Current tax expense related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2004, with the exception of large corporation tax and provincial capital taxes.

Net earnings for the three months ended September 30, 2004 were $10.1 million compared to $9.7 million in 2003. Diluted net earnings were $0.36 per unit for the third quarter compared to $0.42 per unit in 2003. The decrease resulted mainly from the October 2003 equity issue. On a year to date basis, diluted net earnings per unit were $1.01 compared to $0.78 year to date in 2003.

During the third quarter of 2004, holders of rights to acquire trust units exercised certain of their rights and 5,548 units were issued by the Fund for proceeds of $0.042 million. As at November 9, 2004, the Fund had 27,245,469 units outstanding and 1,347,122 rights to acquire trust units outstanding.

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 27% of year-end revenue and typically averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%.

Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

OUTLOOK

Demand for Newalta's services in western Canada continues to be very strong. Based on early activity level indications, and the continued expectation of high commodity prices, performance for the remainder of the year and into 2005 is anticipated to be strong in both divisions.

LIQUIDITY

Newalta generated cash flow of $15.1 million ($0.55 per unit) in the third quarter compared to $15.3 million ($0.67 per unit) for the third quarter of 2003. For the nine months ended September 30, 2004, cash flow excluding reorganization costs was $40.5 million ($1.50 per unit) compared to $35.8 million ($1.60 per unit) for the nine months ended September 30, 2003. The $0.10 reduction in cash flow per unit reflects the increase in the number of units from the October 2003 equity issue, the proceeds of which were used to reduce debt.

No principal payments were made in the third quarter and under the terms of the credit facility, no further principal repayments are due until July 2006, at the earliest. During the quarter, Newalta generated $3.0 million of cash available for growth and distributions in excess of declared distributions. Total declared distributions in the quarter were 78% of cash available for growth and distributions. For the nine months ended September 30, 2004, $3.4 million of cash available for growth and distributions was generated in excess of declared distributions calculated as follows:

($ millions)	3 months	9 months
Cash flow from operations	15.0	40.5
Maintenance Capital	(1.6)	(6.0)
Asset retirement and deferred costs	(0.2)	(0.2)
Debt repayment	-	(1.5)
Cash available for growth and distribution	13.2	32.8
Growth capital and acquisitions funded by cash flow	-	-
Cash available for distribution	13.2	32.8
Distributions declared	10.2	29.4
Excess cash	3.0	3.4

Newalta currently has a $25.0 million operating line to fund working capital and financial security requirements, of which $13.4 million was unutilized at September 30, 2004. Letters of credit provided for financial security totaled $7.8 million at September 30, 2004. Newalta's current financial performance is well in excess of its debt covenants. The Fund does not have a stability rating.

Regulatory approval was received in the third quarter for the Fund's Distribution Reinvestment Plan (the "DRIP"). The first eligible reinvestment of distributions was made on October 15, 2004 in relation to the September distribution payment. A total of $0.2 million was reinvested at a price of $20.51 per unit, resulting in the issuance of 8,527 additional units.

CAPITAL RESOURCES

Third quarter maintenance capital expenditures were $1.6 million in 2004 compared to $3.0 million in 2003. Total maintenance capital spending on a year to date basis was $6.0 million this year compared to $5.7 million in 2003. Total estimated maintenance capital expenditures for the year 2004 are expected to be $8.0 million. It is estimated that spending on internal growth projects will be approximately $28.5 million in total for 2004. For the nine months ended September 30, 2004, $17.0 million was spent on internal growth projects ($1.7 million in 2003), which will not begin to contribute to financial performance until the fourth quarter. Total acquisition expenditures in the third quarter were $0.2 million compared to $3.2 million in 2003. For the nine months ended September 30, 2004, acquisition expenditures were $16.0 million compared to $3.2 million in 2003. Future expenditures for growth capital and acquisitions will be funded from working capital and the extendible term credit facility. Total capital expenditures for 2004 are estimated to be approximately $55.0 million, of which $47.0 million relates to internal growth and acquisitions and $8.0 million relates to maintenance capital. Capital expenditures are summarized as follows:

	2004		2003	
($ millions)	3 months	9 months	3 months	9 months
Maintenance capital	1.6	6.0	3.0	5.7
Acquisitions	0.2	16.0	3.2	3.2
Internal growth projects	7.2	17.0	0.9	1.7
Total capital expenditures	9.0	39.0	7.1	10.6

At September 30, 2004, Newalta had working capital of $25.5 million, down from $31.1 million at December 31, 2003. The decrease in working capital is primarily the result of funding growth capital and acquisitions.

Effective May 19, 2004, the Fund secured a new credit facility. This facility provides for a $25.0 million operating line plus a $65.0 million extendible term facility. At September 30, 2004, Newalta had $13.4 million of unutilized operating line and $37.0 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount paid for these legal services in the third quarter was $0.1 million in 2004 and nil in 2003. For the nine months ending September 30, 2004 these legal services were $0.3 million compared to $0.8 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd., in the third quarter, was $0.3 million in 2004 and nil in 2003 ($0.5 million year to date compared to $0.2 million in 2003).

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

During 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments.* This amendment requires expensing of the fair value of equity-based compensation for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis in 2003. The non-cash expense for the three months ended September 30, 2004 was $0.2 million ($0.2 million in 2003), and for the nine months ended September 30, 2004 was $0.4 million ($0.4 million in 2003).

ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. This change in accounting standards affects the way the Fund records its obligation for the eventual restoration of plants and facilities. The comparative financial statements for 2003 have been adjusted to show the impact of the change in accounting treatment. The increase in non-cash expenses is not material.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000s) (unaudited)	September 30, 2004	December 31, 2003 (note 2)
Assets		
Current assets		
Cash	-	12,529
Accounts receivable	**38,650**	30,705
Inventories	**7,400**	7,897
Prepaid expenses	**2,715**	979
Future income tax	**3,600**	2,000
	52,365	54,110
Capital assets	**241,555**	217,470
Intangibles	**4,176**	2,056
Goodwill	**13,212**	10,782
Deferred costs	**906**	854
	312,214	285,272
Liabilities		
Current liabilities		
Bank indebtedness	**3,755**	-
Accounts payable	**19,754**	17,162
Distribution payable (Note 10)	**3,406**	2,818
Current portion of long-term debt	-	3,002
	26,915	22,982
Long-term debt (Note 4)	**28,000**	10,500
Future income taxes	**41,023**	37,911
Asset retirement obligation (Note 2a, 11)	**4,904**	4,736
	100,842	76,129
Unitholders' Equity		
Unitholders' capital (Note 5)	**153,176**	149,798
Contributed surplus	**1,484**	1,041
Accumulated earnings	**109,102**	81,262
Accumulated cash distributions (Note 10)	**(52,390)**	(22,958)
	211,372	209,143
	312,214	285,272

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s) (unaudited)	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2004	2003 (Note 2)	**2004**	2003 (Note 2)
Revenue	**45,990**	41,981	**129,328**	114,934
Expenses				
Operating	**25,829**	22,521	**75,085**	67,305
Selling, general and administrative	**4,596**	3,528	**12,849**	9,930
Interest	**518**	648	**844**	2,239
Depreciation and accretion	**3,601**	3,099	**10,748**	9,006
Reorganization	**-**	-	**-**	5,195
	34,544	29,796	**99,526**	93,675
Operating income	**11,446**	12,185	**29,802**	21,259
Provisions for income taxes				
Current	**150**	150	**450**	400
Future (Note 7)	**1,209**	2,296	**1,512**	3,240
	1,359	2,446	**1,962**	3,640
Net earnings	**10,087**	9,739	**27,840**	17,619
Accumulated earnings, beginning of period, as reported	**99,015**	62,351	**81,123**	54,312
Cumulative effect of change in accounting policy (Note 2)	**-**	-	**139**	159
Accumulated earnings, end of period	**109,102**	72,090	**109,102**	72,090
Earnings per unit (Note 8)	**$ 0.37**	$0.43	**$1.03**	$0.79
Diluted earnings per unit (Note 8)	**$ 0.36**	$0.42	**$1.01**	$0.78

Newalta Income Fund

Consolidated Statements of Cash Flows

($000's) (unaudited)	For the Three Months Ended September 30 2004	2003	For the Nine Months Ended September 30 2004	2003
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	**10,087**	9,739	**27,840**	17,619
Items not requiring cash:				
Depreciation and accretion	**3,601**	3,099	**10,748**	9,006
Future income taxes	**1,209**	2,296	**1,512**	3,240
Stock compensation expense	**159**	181	**442**	733
Reorganization	**-**	-	**-**	(19)
Cash flow from operations	**15,056**	15,315	**40,542**	30,579
Decrease (increase) in working capital	**(5,038)**	(3,450)	**(6,590)**	(5,606)
Asset retirement costs incurred	**(222)**	(34)	**(250)**	(64)
	9,796	11,831	**33,702**	24,909
Investing activities				
Additions to capital assets	**(8,798)**	(3,857)	**(22,949)**	(7,449)
Net proceeds on sale of capital assets	**-**	1	**22**	1,516
Acquisitions (Note 3)	**(188)**	(712)	**(16,039)**	(712)
Deferred costs	**(26)**	(22)	**(53)**	(29)
	(9,012)	(4,590)	**(39,019)**	(6,674)
Financing activities				
Issuance (repurchase) of units	**42**	-	**3,378**	(61)
Increase (decrease) in debt and debentures	**11,000**	(752)	**14,498**	(4,838)
Distributions to unitholders	**(10,216)**	(6,129)	**(28,843)**	(12,088)
	826	(6,881)	**(10,967)**	(16,987)
Net cash inflow (outflow)	**1,610**	360	**(16,284)**	1,248
Cash (bank indebtedness), beginning of period	**(5,365)**	129	**12,529**	(759)
Cash (bank indebtedness), end of period	**(3,755)**	489	**(3,755)**	489

Supplementary information:

Interest paid	**353**	709	**1,004**	2,358
Income taxes paid	**138**	178	**462**	413

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended September 30, 2004 and 2003
($000s) (Unaudited)

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network of integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except for the changes in accounting policies as described in Note 2. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2003 as contained in the Annual Report for fiscal 2003.

Financial results can vary from quarter to quarter depending on weather conditions, commodity prices, market demand and capital investments. First quarter revenue can range from 20% to 27% of year-end revenue and averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2004 and 2003.

2) Changes in Accounting Policies

a) **Asset retirement obligations:** In December 2002 the Canadian Institute of Chartered Accountants ("CICA") issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.3 million. The fair value of this liability at December 31, 2003 was $4,736 using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended September 30, 2004 was $92 ($89 in 2003). For the nine months ended September 30, 2004 accretion expense totaled $284 ($261 in 2003).

b) **Stock-based compensation:** During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund chose to early adopt these provisions on a prospective basis. On a comparative basis, this would have resulted in an increase in contributed surplus for this change, and a corresponding non-cash charge of $181 ($0.008 per unit) for the three months ended September 30, 2003 and of $415 ($0.019 per unit) for the nine months ended September 30, 2003. The Interim Financial Statements for September 30,

2003 have been adjusted to include these revised amounts. The corresponding non-cash expense for the three month period in 2004 was $159 ($0.006 per unit), and for the nine month period in 2004 was $442 ($0.016 per unit).

c) **Impairment of Long-Lived Assets**: Effective January 1, 2004, the Fund adopted the new recommendation that the CICA issued in December 2002 on the impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at January 1, 2004 and September 30, 2004 there were no indications of impairment of long-lived assets.

To account for the changes in accounting policies as outlined in (a) and (b) above, the historical amounts in the financial statements have been adjusted as follows:

Consolidated Balance Sheets	At December 31, 2003	Asset Retirement Obligation Adjustments		Adjusted December 31, 2003
Capital assets and intangibles	217,517	2,009		219,526
Future income tax	37,841	70		37,911
Site restoration	2,936	(2,936)		-
Asset retirement obligation	-	4,736		4,736
Accumulated earnings	81,123	139		81,262

Consolidated Statements of Operations and Accumulated Earnings	For the three months ended September 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted three months ended September 30, 2003
Site restoration expense	130	(130)	-	-
Depreciation and accretion expense	2,958	141	-	3,099
Future income tax provision	2,299	(3)	-	2,296
Stock-based compensation expense	-	-	181	181
Net earnings	9,928	(8)	(181)	9,739
Earnings per unit	$0.43	-	(0.01)	$0.43
Diluted earnings per unit	$0.43	-	(0.01)	$0.42

	For the nine months ended September 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted nine months ended September 30, 2003
Site restoration expense	385	(385)	-	-
Depreciation and accretion expense	8,600	406	-	9,006
Future income tax provision	3,247	(7)	-	3,240
Stock-based compensation expense	318	-	415	733
Net earnings	18,048	(14)	(415)	17,619
Earnings per unit	$0.81	-	(0.02)	$0.79
Diluted earnings per unit	$0.79	-	(0.02)	$0.78

3) Acquisitions

During the nine months ended September 30, 2004, the Fund acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; on March 31, 2004 acquired the business and assets of an industrial services company in Cranbrook, B.C.; and on May 31, 2004 acquired the assets of a centrifuge rental business located in Nisku, Alberta. The amount of the considerations given and the assets received were:

Total cash consideration	**16,039**
Land	**300**
Plant & equipment	**11,323**
Intangibles	**1,620**
Petroleum & natural gas rights	**500**
Goodwill	**2,430**
Asset retirement obligation	**(134)**
Total	**16,039**

Certain of the above amounts are management's current estimate of the known and expected fair values, and may change as final information becomes known. Termination costs for acquired employees incurred within the twelve months following the acquisition are not provided for until the actual costs are realized.

4) Long term Debt

Effective May 19, 2004 the Fund secured a new credit facility. The credit facility provides for a $25,000 operating line plus a $65,000 extendible term facility. As at September 30, 2004, $13.4 million of the operating line and $37.0 million of the extendible term facility remained unutilized. The credit facility is secured principally by a general security agreement over the Fund's assets. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a BA (Bankers' Acceptance) based rate, at the Fund's option. The operating facility charges interest at the Banks' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the Banks' prime rate plus 0.25%, or at the BA rate plus 1.75%. The term loan is subject to an annual review, and extension at the option of the lender. If an extension is not granted, principal repayments would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for 3 quarters and a balloon payment for the balance at the end of the fourth quarter.

5) Unitholders' Capital

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	-	-
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	409	3,378
Units outstanding as at September 30, 2004	27,245	153,176

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for the months of March through September, 2004. For the nine month period, a total of $1.065 per unit, or $28,843 has been distributed to unitholders. From inception on March 1, 2003 to October 15, 2004, a total of $52,390 has been distributed to unitholders.

6) Trust Unit Rights Incentive Plan

During the nine month period, officers, trustees and employees exercised rights to acquire units of the Fund. A total of 409,877 rights were exercised for $3,378.

On June 1, 2004 a total of 347,500 Rights were granted to certain trustees, officers, and employees of the Fund at the market price of $17.95 per unit, and valued on the date of issuance at $1.17 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 8.35%; a vesting period of 5 years; and an expected volatility of 20.48%.

7) Future Income Tax

On March 31, 2004 the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

8) Earnings per Unit

Basic per unit calculations for the periods ending September 30 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights and the convertible debentures.

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	**2004**	2003
Weighted average number of units	**27,244**	22,907	**27,090**	22,330
Net additional units if rights exercised	**512**	372	**461**	224
Additional units if debentures converted	-	125	-	486
Diluted weighted average number of units	**27,756**	23,404	**27,551**	23,040

9) Reconciliation of Unitholder Distributions Declared and Paid

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	**2004**	2003
Cash flow from operations before reorganization costs	**15,056**	15,315	**40,542**	35,793
Maintenance capital expenditures	**(1,642)**	(2,983)	**(5,982)**	(5,728)
Asset retirement and deferred costs	**(248)**	(50)	**(303)**	(93)
Net proceeds on sales of fixed assets	-	1	**22**	1,516
Scheduled principal repayment	-	(750)	**(1,500)**	(750)
Cash available for growth and distribution before reorganization costs	**13,166**	11,533	**32,779**	30,738
Reorganization costs	-	-	-	(5,214)
Cash available for growth and distribution	**13,166**	11,533	**32,779**	25,524
Unitholder distributions declared	**10,217**	6,530	**29,431**	14,506
- per unit - $	**0.375**	0.285	**1.085**	0.645
Unitholder distributions paid	**10,216**	6,128	**28,844**	12,088
- per unit - $	**0.375**	0.27	**1.065**	0.54

10) Reconciliation of Accumulated Unitholder Distributions

Balance, December 31, 2002	-
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid	(26,026)
Unitholder distributions declared	(3,406)
Balance, September 30, 2004	**(52,390)**

11) Reconciliation of Asset Retirement Obligation

Asset Retirement Obligation at beginning of period	4,736
Additional retirement obligations added through acquisitions	134
Costs incurred to fulfill obligations	(250)
Accretion	284
Asset Retirement Obligation at end of period	4,904

12) Segmented Information

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the three months ended September 30 ($000's)

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	28,721	17,269			45,990
Inter segment revenue[1]	192	(7)	(185)		-
Operating expense	13,141	12,873	(185)		25,829
Depreciation and accretion	2,125	1,256		220	3,601
Net margin	13,647	3,133		(220)	16,560
Selling, general and administrative				4,596	4,596
Interest expense				518	518
Operating income	13,647	3,113		(5,334)	11,446
Capital expenditures	6,464	2,015		507	8,986
Goodwill	10,782	2,430			13,212
Total assets	194,404	103,025		14,785	312,214

2003 (Note 2)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	29,410	12,571			41,981
Inter segment revenue[1]	6	27	(33)		-
Operating expense	13,394	9,160	(33)		22,521
Depreciation and accretion	1,880	1,018		201	3,099
Net margin	14,142	2,420		(201)	16,361
Selling, general and administrative				3,528	3,528
Interest expense				648	648
Operating income	14,142	2,420		(4,377)	12,185
Capital expenditures	6,118	488		463	7,069
Goodwill	10,782				10,782
Total assets	171,136	85,684		8,209	265,029

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2]Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

For the nine months ended September 30 ($000's)

2004	**Oilfield**	**Industrial**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**81,863**	**47,465**			**129,328**
Inter segment revenue[1]	**279**	**30**	**(309)**		**-**
Operating expense	**38,492**	**36,902**	**(309)**		**75,085**
Depreciation and accretion	**6,455**	**3,634**		**659**	**10,748**
Net margin	**37,195**	**6,959**		**(659)**	**43,495**
Selling, general and administrative				**12,849**	**12,849**
Interest expense				**844**	**844**
Operating income	**37,195**	**6,959**		**(14,352)**	**29,802**
Capital expenditures	**22,745**	**13,611**		**2,632**	**38,988**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**194,404**	**103,025**		**14,785**	**312,214**

2003 (Note 2)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	76,693	38,241			114,934
Inter segment revenue[1]	52	91	(143)		-
Operating expense	37,525	29,923	(143)		67,305
Depreciation and accretion	5,449	2,972		585	9,006
Net margin	33,771	5,437		(585)	38,623
Selling, general and administrative				9,930	9,930
Interest expense				2,239	2,239
Reorganization costs				5,195	5,195
Operating income	33,771	5,437		(17,949)	21,259
Capital expenditures	8,643	1,417		601	10,661
Goodwill	10,782				10,782
Total assets	171,136	85,684		8,209	265,029

[1] *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

[2]Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

File No. 82-34834

Q3

NEWALTA

TSX NAL.UN

NEWALTA INCOME FUND | QUARTERLY REPORT | 2004 | NEWALTA.COM

WE ARE:

INCREASING INVESTOR RETURNS

IMPROVING PROFITABILITY

ENHANCING OPERATIONAL STRENGTH

EXECUTING ACCRETIVE ACQUISITIONS

EXPANDING OUR CUSTOMER BASE

DELIVERING SUPERIOR VALUE

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Third quarter revenue improved 10% to $46.0 million
- Revenues and operating results in both divisions were affected by wet weather conditions which led to a general slowdown in activity and restricted the transportation of waste to our processing facilities.
- Oilfield revenues of $28.7 million were down by 2% compared to the third quarter of 2003. The decline in revenue was partially offset by increases in crude oil sales and on-site services.
- Industrial recorded improved results in the third quarter as revenues were up 37% to $17.3 million compared to last year.
- Despite the impact of weather on activity levels, EBITDA of $15.6 million for the three months was essentially flat compared to 2003 and cash available for growth and distributions grew by 14% to $13.2 million compared to $11.5 million last year.
- In the third quarter, we completed our initiative to strengthen the organization to provide the resources to manage the continued growth of the Fund.
- Maintenance capital was $1.6 million in the third quarter compared to $3.0 million in 2003. Total maintenance capital for the year is estimated to be approximately $8.0 million. Total growth and acquisition capital expenditures in the quarter were $7.3 million compared to $4.1 million for 2003. Total capital expenditures for the year are estimated to be approximately $55.0 million, excluding any additional acquisitions.
- Our balance sheet at September 30, 2004, remained very strong with $50.4 million of the $90.0 million credit facility unutilized.
- Regulatory approval was received in the quarter for the Fund's Distribution Reinvestment Plan ("DRIP") which provides eligible Unitholders of Newalta with the opportunity to reinvest their monthly cash distributions to acquire additional Units at a net purchase price equal to 95% of the average market price as defined in the DRIP.

newalta.com

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund and Newalta Corporation (collectively "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Newalta Income Fund (the "Fund") and notes thereto, the Management's Discussion and Analysis, and the Renewal Annual Information Form of the Fund for the year ended December 31, 2003 and the interim consolidated financial statements of the Fund and notes thereto for the three months and nine months ended September 30, 2004.

The Fund is the successor organization to Newalta Corporation. Information for the three months and nine months ended September 30, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

Management's discussion and analysis has been prepared taking into consideration information available to November 9, 2004.

FINANCIAL AND OPERATIONAL HIGHLIGHTS	Three Months Ended September 30,			Nine Months Ended September 30,		
($000s except per unit data) (unaudited)	**2004**	2003	% Increase (Decrease)	**2004**	2003	% Increase (Decrease)
Revenue	**45,990**	41,981	10	**129,328**	114,934	13
Operating income excluding reorganization costs[1]	**11,446**	12,185	(6)	**29,802**	26,454	13
Operating income	**11,446**	12,185	(6)	**29,802**	21,259	40
Net earnings	**10,087**	9,739	4	**27,840**	17,619	58
Earnings per unit ($)	**0.37**	0.43	(14)	**1.03**	0.79	30
Diluted net earnings per unit ($)	**0.36**	0.42	(14)	**1.01**	0.78	29
EBITDA[2] excluding reorganization costs	**15,565**	15,932	(2)	**41,394**	37,699	10
EBITDA	**15,565**	15,932	(2)	**41,394**	32,504	27
Trailing 12 month EBITDA excluding reorganization costs				**54,433**	47,739	14
Trailing 12 month EBITDA				**54,433**	41,948	30
Cash flow[3] excluding reorganization costs	**15,056**	15,315	(2)	**40,542**	35,793	13
Cash flow	**15,056**	15,315	(2)	**40,542**	30,579	33
– per unit ($)	**0.55**	0.67	(18)	**1.50**	1.37	9
Maintenance capital expenditures	**1,642**	2,983	(45)	**5,982**	5,728	4
Principal repayments	**–**	750	(100)	**1,500**	750	100
Cash available for growth and distributions excluding reorganization costs	**13,166**	11,533	14	**32,779**	30,738	7
– per unit ($)	**0.48**	0.50	(4)	**1.21**	1.38	(12)
Cash available for growth and distributions	**13,166**	11,533	14	**32,779**	25,524	28
– per unit ($)	**0.48**	0.50	(4)	**1.21**	1.14	6
Cash distributions declared[1]	**10,217**	6,530	56	**29,431**	14,506	103
– per unit ($)	**0.38**	0.29	31	**1.09**	0.65	68
Growth and acquisition capital expenditures	**7,344**	4,086	80	**33,006**	4,933	569
Weighted average units outstanding[4] (000s)	**27,244**	22,907	19	**27,090**	22,330	21
Total units outstanding (000s)	**27,245**	23,032	18	**27,245**	23,032	18

[1] On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $0.6 million was incurred in the fourth quarter of 2002 and $5.2 million was incurred in the first six months of 2003.

[2] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of operations and accumulated earnings as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP, and may not be comparable to similar measures presented by other funds or companies.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on operating cash flow before changes in non-cash working capital.

[4] For comparative purposes, the previously reported weighted average shares outstanding prior to March 1, 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

Overall Performance

Newalta generated record quarterly revenues of $46.0 million for the three months ended September 30, 2004. Revenues for the nine months increased 13% to $129.3 million compared to $114.9 million for the same period last year. Although commodity prices were robust, the demand for our services was impacted in the third quarter by unfavorable wet weather delays, which reduced activity levels in both divisions. Despite this, cash flows for the three months ended September 30, 2004, were at approximately the same levels as 2003 and cash available for growth and distributions increased by 14% compared to the same period last year. Cash available for growth and distribution was $13.2 million in the third quarter compared to $11.5 million in the same quarter of 2003 due to reduced maintenance capital spending and the elimination of principal repayments.

Cash distributions declared in the quarter were $10.2 million, representing 78% of cash available for growth and distributions. For the nine months ended September 30, 2004, cash available for growth and distributions was $32.8 million, of which 90% or $29.4 million was declared as cash distributions to unitholders.

Segmented information is discussed in Results of Operations.

Results of Operations

Revenue for the three months ended September 30, 2004 increased $4.0 million or 10% over the $42.0 million of revenue in 2003. The Industrial division was the primary source for the increase, providing a $4.7 million or 37% increase over last year. Industrial revenues on a year to date basis have increased by 24%. Quarterly revenue in the Oilfield division was slightly lower than the third quarter last year due to lower waste processing volumes as a result of the wet weather. Oilfield revenues for the nine months ended September 30, 2004 increased by 7%, driven by strategic alliances, price increases, higher commodity prices and the development of on-site services.

The Oilfield division recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 62% of Newalta's total assets and generated 62% of Newalta's total revenue for the quarter and 63% on a year to date basis. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Declines in processing revenues were partially offset by increases in crude oil sales, as a result of high commodity prices, and expansion in on-site services. The volume of oil sold for Newalta's account increased 12% in the quarter, and the average price received for the oil increased 32%. Oilfield recovered 250,000 barrels of crude oil and 85,000 barrels were sold for Newalta's account at an average price of Cdn $47.86 per barrel, resulting in oil sales of $4.1 million. In the same quarter of 2003, oil recoveries totaled 289,000 barrels and 76,000 barrels were sold for Newalta's account, at an average price of Cdn $36.13 per barrel, resulting in oil sales of $2.7 million. For the nine months, the volume of oil sold increased 26% and the average price increased 10%, resulting in oil sales of $11.1 million compared to $8.1 million in 2003.

Oilfield operating costs as a percentage of revenue for the quarter were unchanged at 46% as compared to 2003. Oilfield net margin for the three months ended September 30, 2004 was 4% lower than the same period last year attributable to lower waste processing volumes caused by the wet weather. Third quarter net margin as a percentage of revenue was maintained at 48% of revenue.

The Industrial division collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil in western Canada. Recovered materials are processed into resalable products. Industrial accounted for 33% of Newalta's total assets and generated 38% of Newalta's total revenue for the quarter and 37% for the nine months ended September 30, 2004. For the third quarter, approximately $7.7 million or 45% of Industrial revenue came from product sales compared to 55% in 2003. The oil recycling strategy, which was implemented in the second quarter, began to show a modest impact to net margins in the third quarter, with further improvements expected in the fourth quarter and into 2005. The balance of Industrial's revenue for the quarter was derived from collection and transportation fees, which improved 71% to $9.6 million from $5.6 million in 2003. Revenue and net margin increases were experienced in British Columbia due to the further development of on-site services and improvements in the local economy. Performance in Alberta was also improved in the third quarter compared to the same period last year, but was lower than expected mostly due to the effect of the weather on collection volumes and on-site services. Industrial's performance is impacted by the general state of the economy in western Canada, as well as economic conditions related to the oil and gas services industry, mining and lumber related products. The automotive market segment is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue in the third quarter of 2004 improved 37% to $17.3 million from $12.6 million in 2003. Net margin increased by 29% to $3.1 million. Net margin has been impacted, however, by rising fuel costs and related increases to transportation and collection costs. Industrial will continue to focus on productivity improvements, developing product markets, increasing collection activities in the waste water market, centrifugation of industrial sludges and the acquisition of complementary businesses.

Selling, general and administrative costs of $4.6 million were 10% of revenue in the third quarter of 2004 as compared to $3.5 million or 8% of revenue in 2003. For the nine months ended September 30, 2004, selling, general and administrative costs increased 29% to $12.8 million compared to $9.9 million in 2003. In the third quarter we completed our initiative to strengthen the organization to provide the resources to manage the continued growth of the Fund. The increased selling, general and administrative costs in the third quarter and year-to-date were attributable to recruitment costs, salaries and costs related to these staff additions. Management's continued goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less. For the nine months of 2004, selling, general, and administrative costs were 10% of revenue compared to 9% of revenue in 2003.

Depreciation and accretion for the third quarter was 8% of revenue compared to 7% for the same period in 2003, due primarily to the increase in capital expenditures. On a year to date basis, depreciation and accretion was 8% of revenue in both 2003 and 2004.

Interest expense in the quarter was $0.5 million compared to $0.6 million in 2003 as a result of reduced average debt levels. At September 30, 2004, $28.0 million in long term debt was outstanding compared to $39.3 million at September 30, 2003. Debt levels were lowered by the cash flow made available by the strong financial performance of 2003 and the October 2003 equity issue.

Income tax expense for the quarter was $1.4 million as compared to $2.4 million in 2003. Current tax expense related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2004, with the exception of large corporation tax and provincial capital taxes.

Net earnings for the three months ended September 30, 2004 were $10.1 million compared to $9.7 million in 2003. Diluted net earnings were $0.36 per unit for the third quarter compared to $0.42 per unit in 2003. The decrease resulted mainly from the October 2003 equity issue. On a year to date basis, diluted net earnings per unit were $1.01 compared to $0.78 year to date in 2003.

During the third quarter of 2004, holders of rights to acquire trust units exercised certain of their rights and 5,548 units were issued by the Fund for proceeds of $0.042 million. As at November 9, 2004, the Fund had 27,245,469 units outstanding and 1,347,122 rights to acquire trust units outstanding.

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 27% of year-end revenue and typically averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%.

Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

Outlook

Demand for Newalta's services in western Canada continues to be very strong. Based on early activity level indications, and the continued expectation of high commodity prices, performance for the remainder of the year and into 2005 is anticipated to be strong in both divisions.

Liquidity

Newalta generated cash flow of $15.1 million ($0.55 per unit) in the third quarter compared to $15.3 million ($0.67 per unit) for the third quarter of 2003. For the nine months ended September 30, 2004, cash flow excluding reorganization costs was $40.5 million ($1.50 per unit) compared to $35.8 million ($1.60 per unit) for the nine months ended September 30, 2003. The $0.10 reduction in cash flow per unit reflects the increase in the number of units from the October 2003 equity issue, the proceeds of which were used to reduce debt.

No principal payments were made in the third quarter and under the terms of the credit facility, no further principal repayments are due until July 2006, at the earliest. During the quarter, Newalta generated $3.0 million of cash available for growth and distributions in excess of declared distributions. Total declared distributions in the quarter were 78% of cash available for growth and distributions.

For the nine months ended September 30, 2004, $3.4 million of cash available for growth and distributions was generated in excess of declared distributions calculated as follows:

($ millions)	3 months	9 months
Cash flow from operations	15.0	40.5
Maintenance Capital	(1.6)	(6.0)
Asset retirement and deferred costs	(0.2)	(0.2)
Debt repayment	–	(1.5)
Cash available for growth and distribution	13.2	32.8
Growth capital and acquisitions funded by cash flow	–	–
Cash available for distribution	13.2	32.8
Distributions declared	10.2	29.4
Excess cash	3.0	3.4

Newalta currently has a $25.0 million operating line to fund working capital and financial security requirements, of which $13.4 million was unutilized at September 30, 2004. Letters of credit provided as financial security totaled $7.8 million at September 30, 2004. Newalta's current financial performance is well in excess of its debt covenants. The Fund does not have a stability rating.

Regulatory approval was received in the third quarter for the Fund's Distribution Reinvestment Plan (the "DRIP"). The first eligible reinvestment of distributions was made on October 15, 2004 in relation to the September distribution payment. A total of $0.2 million was reinvested at a price of $20.51 per unit, resulting in the issuance of 8,527 additional units.

Capital Resources

Third quarter maintenance capital expenditures were $1.6 million in 2004 compared to $3.0 million in 2003. Total maintenance capital spending on a year to date basis was $6.0 million this year compared to $5.7 million in 2003. Total estimated maintenance capital expenditures for the year are expected to be $8.0 million. It is estimated that spending on internal growth projects will be approximately $28.5 million in total for 2004. For the nine months ended September 30, 2004, $17.0 million was spent on internal growth projects ($1.7 million in 2003), which will not begin to contribute to financial performance until the fourth quarter. Total acquisition expenditures in the third quarter were $0.2 million compared to $3.2 million in 2003. For the nine months ended September 30, 2004, acquisition expenditures were $16.0 million compared to $3.2 million in 2003. Future expenditures for growth capital and acquisitions will be funded from working capital and the extendible term credit facility. Total capital expenditures for 2004 are estimated to be approximately $55.0 million, of which $47.0 million relates to internal growth and acquisitions and $8.0 million relates to maintenance capital. Capital expenditures are summarized as follows:

	2004		2003	
($ millions)	3 months	9 months	3 months	9 months
Maintenance capital	**1.6**	**6.0**	3.0	5.7
Acquisitions	**0.2**	**16.0**	3.2	3.2
Internal growth projects	**7.2**	**17.0**	0.9	1.7
Total capital expenditures	**9.0**	**39.0**	7.1	10.6

At September 30, 2004, Newalta had working capital of $25.5 million, down from $31.1 million at December 31, 2003. The decrease in working capital is primarily the result of funding growth capital and acquisitions.

Effective May 19, 2004, the Fund secured a new credit facility. This facility provides for a $25.0 million operating line plus a $65.0 million extendible term facility. At September 30, 2004, Newalta had $13.4 million of unutilized operating line and $37.0 million of unutilized extendible term facility.

Off-Balance Sheet Arrangements

Newalta currently has no off-balance sheet arrangements.

Transactions with Related Parties

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount paid for these legal services in the third quarter was $0.1 million in 2004 and nil in 2003. For the nine months ending September 30, 2004 these legal services were $0.3 million compared to $0.8 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd. in the third quarter was $0.3 million in 2004 and nil in 2003 ($0.5 million year to date compared to $0.2 million in 2003).

Changes in Accounting Policies Including Initial Adoption

Stock Based Compensation and Other Stock Based Payments

During 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. This amendment requires expensing of the fair value of equity-based compensation for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis in 2003. The non-cash expense for the three months ended September 30, 2004 was $0.2 million ($0.2 million in 2003), and for the nine months ended September 30, 2004 was $0.4 million ($0.4 million in 2003).

Asset Retirement Obligations

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. This change in accounting standards affects the way the Fund records its obligation for the eventual restoration of plants and facilities. The comparative financial statements for 2003 have been adjusted to show the impact of the change in accounting treatment. The increase in non-cash expenses is not material.

Financial and Other Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

Additional Information

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	September 30, 2004	December 31, 2003
		(NOTE 2)
Assets		
Current assets		
Cash	–	12,529
Accounts receivable	38,650	30,705
Inventories	7,400	7,897
Prepaid expenses	2,715	979
Future income tax	3,600	2,000
	52,365	54,110
Capital assets	241,555	217,470
Intangibles	4,176	2,056
Goodwill	13,212	10,782
Deferred costs	906	854
	312,214	285,272
Liabilities		
Current liabilities		
Bank indebtedness	3,755	–
Accounts payable	19,754	17,162
Distribution payable (NOTE 10)	3,406	2,818
Current portion of long-term debt	–	3,002
	26,915	22,982
Long-term debt (NOTE 4)	28,000	10,500
Future income taxes	41,023	37,911
Asset retirement obligation (NOTE 2A, 11)	4,904	4,736
	100,842	76,129
Unitholders' Equity		
Unitholders' capital (NOTE 5)	153,176	149,798
Contributed surplus	1,484	1,041
Accumulated earnings	109,102	81,262
Accumulated cash distributions (NOTE 10)	(52,390)	(22,958)
	211,372	209,143
	312,214	285,272

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($000s) (unaudited)	For the Three Months Ended September 30, 2004	2003	For the Nine Months Ended September 30, 2004	2003
		(NOTE 2)		(NOTE 2)
Revenue	**45,990**	41,981	**129,328**	114,934
Expenses				
Operating	**25,829**	22,521	**75,085**	67,305
Selling, general and administrative	**4,596**	3,528	**12,849**	9,930
Interest	**518**	648	**844**	2,239
Depreciation and accretion	**3,601**	3,099	**10,748**	9,006
Reorganization	**-**	-	**-**	5,195
	34,544	29,796	**99,526**	93,675
Operating income	**11,446**	12,185	**29,802**	21,259
Provisions for income taxes				
Current	**150**	150	**450**	400
Future (NOTE 7)	**1,209**	2,296	**1,512**	3,240
	1,359	2,446	**1,962**	3,640
Net earnings	**10,087**	9,739	**27,840**	17,619
Accumulated earnings, beginning of period, as reported	**99,015**	62,351	**81,123**	54,312
Cumulative effect of change in accounting policy (NOTE 2)	**-**	-	**139**	159
Accumulated earnings, end of period	**109,102**	72,090	**109,102**	72,090
Earnings per unit (NOTE 8)	**$ 0.37**	$ 0.43	**$ 1.03**	$ 0.79
Diluted earnings per unit (NOTE 8)	**$ 0.36**	$ 0.42	**$ 1.01**	$ 0.78

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended September 30, 2004	2003	For the Nine Months Ended September 30, 2004	2003
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	**10,087**	9,739	**27,840**	17,619
Items not requiring cash:				
Depreciation and accretion	**3,601**	3,099	**10,748**	9,006
Future income taxes	**1,209**	2,296	**1,512**	3,240
Stock compensation expense	**159**	181	**442**	733
Reorganization	**–**	–	**–**	(19)
Cash flow from operations	**15,056**	15,315	**40,542**	30,579
Decrease (increase) in working capital	**(5,038)**	(3,450)	**(6,590)**	(5,606)
Asset retirement costs incurred	**(222)**	(34)	**(250)**	(64)
	9,796	11,831	**33,702**	24,909
Investing activities				
Additions to capital assets	**(8,798)**	(3,857)	**(22,949)**	(7,449)
Net proceeds on sale of capital assets	**–**	1	**22**	1,516
Acquisitions (NOTE 3)	**(188)**	(712)	**(16,039)**	(712)
Deferred costs	**(26)**	(22)	**(53)**	(29)
	(9,012)	(4,590)	**(39,019)**	(6,674)
Financing activities				
Issuance (repurchase) of units	**42**	–	**3,378**	(61)
Increase (decrease) in debt and debentures	**11,000**	(752)	**14,498**	(4,838)
Distributions to unitholders	**(10,216)**	(6,129)	**(28,843)**	(12,088)
	826	(6,881)	**(10,967)**	(16,987)
Net cash inflow (outflow)	**1,610**	360	**(16,284)**	1,248
Cash (bank indebtedness), beginning of period	**(5,365)**	129	**12,529**	(759)
Cash (bank indebtedness), end of period	**(3,755)**	489	**(3,755)**	489
Supplementary information:				
Interest paid	**353**	709	**1,004**	2,358
Income taxes paid	**138**	178	**462**	413

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
($000s) (unaudited)

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network of integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1 Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except for the changes in accounting policies as described in Note 2. These interim financials statements and the notes thereto should be read in conjunction with Newalta's consolidated financial statements for the year ended December 31, 2003 as contained in the Annual Report for fiscal 2003.

Financial results can vary from quarter to quarter depending on weather conditions, commodity prices, market demand and capital investments. First quarter revenue can range from 20% to 27% of year-end revenue and averages approximately 23%. Second quarter revenue averages approximately 21% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 29% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2004 and 2003.

2 Changes in Accounting Policies

a) Asset retirement obligations

In December 2002 the Canadian Institute of Chartered Accountants ("CICA") issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.3 million. The fair value of this liability at December 31, 2003 was $4,736 using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended September 30, 2004 was $92 ($89 in 2003). For the nine months ended September 30, 2004 accretion expense totaled $284 ($261 in 2003).

b) Stock-based compensation

During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund chose to early adopt these provisions on a prospective basis. On a comparative basis, this would have resulted in an increase in contributed surplus for this change, and a corresponding non-cash charge of $181 ($0.008 per unit) for the three months ended September 30, 2003 and of $415 ($0.019 per unit) for the nine months ended September 30, 2003. The Interim Financial Statements for September 30, 2003 have been adjusted to include these revised amounts. The corresponding non-cash expense for the three month period in 2004 was $159 ($0.006 per unit), and for the nine month period in 2004 was $442 ($0.016 per unit).

c) Impairment of Long-Lived Assets

Effective January 1, 2004, the Fund adopted the new recommendation that the CICA issued in December 2002 on the impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at January 1, 2004 and September 30, 2004 there were no indications of impairment of long-lived assets.

To account for the changes in accounting policies as outlined in (a) and (b) above, the historical amounts in the financial statements have been adjusted as follows:

CONSOLIDATED BALANCE SHEETS

	At December 31, 2003	Asset Retirement Obligation Adjustments		Adjusted December 31, 2003
Capital assets and intangibles	217,517	2,009		219,526
Future income tax	37,841	70		37,911
Site restoration	2,936	(2,936)		-
Asset retirement obligation	–	4,736		4,736
Accumulated earnings	81,123	139		81,262

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

	For the Three Months Ended September 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted Three Months Ended September 30, 2003
Site restoration expense	130	(130)	–	–
Depreciation and accretion expense	2,958	141	–	3,099
Future income tax provision	2,299	(3)	–	2,296
Stock-based compensation expense	–	–	181	181
Net earnings	9,928	(8)	(181)	9,739
Earnings per unit	$ 0.43	–	(0.01)	$ 0.43
Diluted earnings per unit	$ 0.43	–	(0.01)	$ 0.42

	For the Nine Months Ended September 30, 2003	Asset Retirement Obligation Adjustments	Stock-based Compensation Adjustments	Adjusted Nine Months Ended September 30, 2003
Site restoration expense	385	(385)	–	–
Depreciation and accretion expense	8,600	406	–	9,006
Future income tax provision	3,247	(7)	–	3,240
Stock-based compensation expense	318	–	415	733
Net earnings	18,048	(14)	(415)	17,619
Earnings per unit	$ 0.81	–	(0.02)	$ 0.79
Diluted earnings per unit	$ 0.79	–	(0.02)	$ 0.78

3 Acquisitions

During the nine months ended September 30, 2004, the Fund acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; on March 31, 2004 acquired the business and assets of an industrial services company in Cranbrook, B.C.; and on May 31, 2004 acquired the assets of a centrifuge rental business located in Nisku, Alberta. The amount of the considerations given and the assets received were:

Total cash consideration	**16,039**
Land	**300**
Plant and equipment	**11,323**
Intangibles	**1,620**
Petroleum and natural gas rights	**500**
Goodwill	**2,430**
Asset retirement obligation	**(134)**
Total	**16,039**

Certain of the above amounts are management's current estimate of the known and expected fair values, and may change as final information becomes known. Termination costs for acquired employees incurred within the twelve months following the acquisition are not provided for until the actual costs are realized.

4 Long term Debt

Effective May 19, 2004 the Fund secured a new credit facility. The credit facility provides for a $25,000 operating line plus a $65,000 extendible term facility. As at September 30, 2004, $13.4 million of the operating line and $37.0 million of the extendible term facility remained unutilized. The credit facility is secured principally by a general security agreement over the Fund's assets. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a BA (Bankers' Acceptance) based rate, at the Fund's option. The operating facility charges interest at the Banks' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the Banks' prime rate plus 0.25%, or at the BA rate plus 1.75%. The term loan is subject to an annual review, and extension at the option of the lender. If an extension is not granted, principal repayments would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for 3 quarters and a balloon payment for the balance at the end of the fourth quarter.

5 Unitholders' Capital

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. Additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	–	–
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	409	3,378
Units outstanding as at September 30, 2004	**27,245**	**153,176**

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for the months of March through September, 2004. For the nine month period, a total of $1.065 per unit, or $28,843 has been distributed to unitholders. From inception on March 1, 2003 to October 15, 2004, a total of $52,390 has been distributed to unitholders.

6 Trust Unit Rights Incentive Plan

During the nine month period, officers, trustees and employees exercised rights to acquire units of the Fund. A total of 409,877 rights were exercised for $3,378.

On June 1, 2004 a total of 347,500 Rights were granted to certain trustees, officers, and employees of the Fund at the market price of $17.95 per unit, and valued on the date of issuance at $1.17 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 8.35%; a vesting period of 5 years; and an expected volatility of 20.48%.

7 Future Income Tax

On March 31, 2004 the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

8 Earnings per Unit

Basic per unit calculations for the periods ending September 30 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights and the convertible debentures.

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Weighted average number of units	**27,244**	22,907	**27,090**	22,330
Net additional units if rights exercised	**512**	372	**461**	224
Additional units if debentures converted	**–**	125	**–**	486
Diluted weighted average number of units	**27,756**	23,404	**27,551**	23,040

9 Reconciliation of Unitholder Distributions Declared and Paid

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Cash flow from operations before reorganization costs	**15,056**	15,315	**40,542**	35,793
Maintenance capital expenditures	**(1,642)**	(2,983)	**(5,982)**	(5,728)
Asset retirement and deferred costs	**(248)**	(50)	**(303)**	(93)
Net proceeds on sales of fixed assets	**–**	1	**22**	1,516
Scheduled principal repayment	**–**	(750)	**(1,500)**	(750)
Cash available for growth and distribution before reorganization costs	**13,166**	11,533	**32,779**	30,738
Reorganization costs	**–**	–	**–**	(5,214)
Cash available for growth and distribution	**13,166**	11,533	**32,779**	25,524
Unitholder distributions declared	**10,217**	6,530	**29,431**	14,506
– per unit ($)	**0.375**	0.285	**1.085**	0.645
Unitholder distributions paid	**10,216**	6,128	**28,844**	12,088
– per unit ($)	**0.375**	0.27	**1.065**	0.54

10 Reconciliation of Accumulated Unitholder Distributions

Balance, December 31, 2002	–
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid	(26,026)
Unitholder distributions declared	(3,406)
Balance, September 30, 2004	**(52,390)**

11 Reconciliation of Asset Retirement Obligation

Asset Retirement Obligation at beginning of period	**4,736**
Additional retirement obligations added through acquisitions	**134**
Costs incurred to fulfill obligations	**(250)**
Accretion	**284**
Asset Retirement Obligation at end of period	**4,904**

12 Segmented Information

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the Three Months Ended September 30 ($000's)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
2004					
External revenue	**28,721**	**17,269**			**45,990**
Inter segment revenue[1]	**192**	**(7)**	**(185)**		**-**
Operating expense	**13,141**	**12,873**	**(185)**		**25,829**
Depreciation and accretion	**2,125**	**1,256**		**220**	**3,601**
Net margin	**13,647**	**3,133**		**(220)**	**16,560**
Selling, general and administrative				**4,596**	**4,596**
Interest expense				**518**	**518**
Operating income	**13,647**	**3,113**		**(5,334)**	**11,446**
Capital expenditures	**6,464**	**2,015**		**507**	**8,986**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**194,404**	**103,025**		**14,785**	**312,214**
2003 (NOTE 2)					
External revenue	29,410	12,571			41,981
Inter segment revenue[1]	6	27	(33)		-
Operating expense	13,394	9,160	(33)		22,521
Depreciation and accretion	1,880	1,018		201	3,099
Net margin	14,142	2,420		(201)	16,361
Selling, general and administrative				3,528	3,528
Interest expense				648	648
Operating income	14,142	2,420		(4,377)	12,185
Capital expenditures	6,118	488		463	7,069
Goodwill	10,782				10,782
Total assets	171,136	85,684		8,209	265,029

[1] Inter-segment revenues are recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Nine Months Ended September 30 ($000's)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
2004					
External revenue	**81,863**	**47,465**			**129,328**
Inter segment revenue[1]	**279**	**30**	**(309)**		**–**
Operating expense	**38,492**	**36,902**	**(309)**		**75,085**
Depreciation and accretion	**6,455**	**3,634**		**659**	**10,748**
Net margin	**37,195**	**6,959**		**(659)**	**43,495**
Selling, general and administrative				**12,849**	**12,849**
Interest expense				**844**	**844**
Operating income	**37,195**	**6,959**		**(14,352)**	**29,802**
Capital expenditures	**22,745**	**13,611**		**2,632**	**38,988**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**194,404**	**103,025**		**14,785**	**312,214**
2003 (NOTE 2)					
External revenue	76,693	38,241			114,934
Inter segment revenue[1]	52	91	(143)		–
Operating expense	37,525	29,923	(143)		67,305
Depreciation and accretion	5,449	2,972		585	9,006
Net margin	33,771	5,437		(585)	38,623
Selling, general and administrative				9,930	9,930
Interest expense				2,239	2,239
Reorganization costs				5,195	5,195
Operating income	33,771	5,437		(17,949)	21,259
Capital expenditures	8,643	1,417		601	10,661
Goodwill	10,782				10,782
Total assets	171,136	85,684		8,209	265,029

[1] Inter-segment revenues are recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

CLAYTON H. RIDDELL [2]
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1,3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3,4,5]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1,4]
Independent Businessman
Boston, Massachusetts

R.H. (DICK) PINDER [1,2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2,4]
President
Barizco Enterprises Inc.
Calgary, Alberta

DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL [2]
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1,3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3,4,5]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1,4]
Independent Businessman
Boston, Massachusetts

R.H. (DICK) PINDER [1,2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2,4]
President
Barizco Enterprises Inc.
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Business Development

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

BANKERS

Bank of Montreal
CIBC
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Corporate Trust Company
Calgary, Alberta

NEWALTA.COM

We have expanded our Web site to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit www.newalta.com.

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
(4) ENVIRONMENT, HEALTH AND SAFETY COMMITTEE
(5) CORPORATE SECRETARY

File No. 82-34834

NEWALTA

1200, 333 – 11 AVENUE SW

CALGARY ALBERTA CANADA

T2R 1L9

TELEPHONE (403) 266-6556

FAX (403) 262-7348

newalta.com

Form 52-109FT2 – Certification of Interim Filings During Transition Period

Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, on behalf of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 9th day of November, 2004.

(signed) *Alan P. Cadotte*

Signature: Alan P. Cadotte
Title: President and Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings During Transition Period

Ronald L. Sifton, Senior Vice-President, Finance and Chief Financial Officer of Newalta Corporation, on behalf of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 9th day of November, 2004.

(signed) *Ronald L. Sifton*

Signature: Ronald L. Sifton
Title: Senior Vice-President Finance, Chief Financial Officer

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces November Distribution

CALGARY, Alberta, Canada, November 15, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of November, 2004 payable on December 15, 2004 to all unitholders of record on November 30, 2004. The ex-distribution date is November 26, 2004.

Based on the November 15, 2004 closing price of $21.75 per trust unit, the November distribution represents an annualized cash-on-cash yield of approximately 6.9%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces December Distribution

CALGARY, Alberta, Canada, December 15, 2004 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of December, 2004 payable on January 16, 2005 to all unitholders of record on December 31, 2004. The ex-distribution date is December 29, 2004.

Based on the December 15, 2004 closing price of $22.40 per trust unit, the December distribution represents an annualized cash-on-cash yield of approximately 6.7%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a strong track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its proven competencies in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces January Distribution

CALGARY, Alberta, Canada, January 17, 2005 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 12.5 cents per trust unit for the month of January, 2005 payable on February 15, 2005 to all unitholders of record on January 31, 2005. The ex-distribution date is January 27, 2005.

Based on the January 17, 2005 closing price of $22.12 per trust unit, the January distribution represents an annualized cash-on-cash yield of approximately 6.8%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 40 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com